UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

OCTOBER 28, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Identica Holdings Corporation
File No. 333-137710 - CF#19118

Identica Holdings Corporation submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a registration statement on Form SB-2 filed on September 29, 2006, as amended on Form S-1.

Based on representations by Identica Holdings Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.3	through March 31, 2009
Exhibit 10.13	through March 31, 2009
Exhibit 10.20	through March 31, 2009

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Mark P. Shuman
Branch Chief - Legal